Shareholders Elect David Turner and Ross MacLachlan To
Response Biomedical’s Board of Directors

The Company Reports On Annual General Meeting

Vancouver, British Columbia, June 22, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), today reported the election of two new Directors to the Company’s Board at the Annual General Meeting, held on Tuesday, June 21, 2005.

During the meeting, shareholders elected six individuals to the Company's Board of Directors, now comprised of William Radvak, Brian Richards, Dominique Merz, Sidney Braginsky, David Turner, and Ross MacLachlan. Subsequent to the Annual General Meeting (“AGM”), David Turner was appointed Chairman of the Board of Directors.

Mr. David Turner is Chairman of Zuellig Nutritional Group, and Executive Chairman and CEO of Zuellig Group North America, headquartered in Long Beach, California. Zuellig Nutritional Group supplies premium nutritional and pharmaceutical ingredients to healthcare and food companies.

Mr. Turner has extensive international business experience in life sciences, manufacturing and supply chain industries throughout North America, Europe, and Asia-Pacific. A Chartered Accountant by profession, Mr. Turner has successfully managed IPO’s, acquisitions, corporate restructuring, business turn-arounds and start-ups. He has a proven ability to raise capital and to grow businesses in highly competitive industries.

Mr. Ross MacLachlan was nominated from the floor at the AGM after Mr. Stan Yakatan withdrew his nomination prior to the meeting. Mr. MacLachlan is an experienced business executive and entrepreneur with a successful track record as a founder and investor in several innovative and early stage technology companies. Most recently, Mr. MacLachlan worked with Haywood Securities in a corporate finance role as Entrepreneur In Residence. He currently serves as a director with a select number of companies and is regularly engaged as a management consultant in the development of strategic planning and early stage execution.

Mr. MacLachlan held several highly successful senior sales and marketing management positions at Xerox Corporation over a seven-year period. He subsequently founded an early stage technology company, Systems Auditing Inc., and established profitable operations for over 12 years throughout the western United States and Canada.

“As the Company seeks to ratify multiple development and commercialization agreements while continuing to grow revenue from product sales, David and Ross bring a wealth of business development and corporate finance expertise that will be instrumental in meeting the priority corporate goals going forward,” says Bill Radvak, President and CEO. “I would like to acknowledge the considerable contributions by Stephen Holmes and Stan Yakatan as past Board members for their leadership and strategic business counsel.”

At the Annual General Meeting, the shareholders also approved each of the following resolutions:

  The reappointment of Ernst & Young LLP, chartered accountants, as auditors of the Company.
  The adoption of new articles, removal of pre-existing company provisions and increase in the authorized share capital in compliance with the new Business Corporations Act, replacing the Company Act.
  The adoption of a new Stock Option Plan to replace the former plan, expiring in April 2006.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". A recently televised profile on the Company, broadcast internationally in May of 2005, is available for viewing at http://www.b-tv.com/i/videos/responsebiomedical.wmv. For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com